Delisting Determination,The Nasdaq Stock Market, LLC,
March 13, 2009, Trump Entertainment Resorts Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Trump Entertainment Resorts Inc.
(the Company), effective at the opening of the trading session on March 23, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
4300, 4450(f) and IM-4300. The Company was notified of the Staffs determination on February 17, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on February 26, 2009.